U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2018

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cautionary Note Regarding Forward-Looking Statements

This Report, including the exhibits included herein, may contain forward-looking statements.  We have based these forward-looking statements on our current expectations and projections about future events.  Our actual results may differ materially from those discussed herein, or implied by, these forward-looking statements.  Forward-looking statements are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "plan," "project" and other similar expressions. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements included in this Report are subject to significant risks and uncertainties, including but limited to: risks and uncertainties associated with the integration of the assets and operations we have acquired and may acquire in the future; our possible inability to raise or generate additional funds that will be necessary to continue and expand our operations; our potential lack of revenue growth and other factors detailed in the Company's filings with the Securities and Exchange Commission. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company's control). The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

Explanatory Note

On January 22, 2018, Recon Technology, Ltd. (the "Company") and certain institutional investors entered into a securities purchase agreement (the "Purchase Agreement") in connection with an offering (the "Offering"), pursuant to which the Company agreed to sell an aggregate of 3,592,500 ordinary shares. The purchase price is $1.66 per ordinary share. The aggregate gross proceeds, before deducting fees to the Placement Agent and other estimated offering expenses payable by the Company are approximately $5.4 million.

Under the Purchase Agreement, the Company has agreed with each of the purchasers that, subject to certain exceptions, it will not, within the 60 trading days following the closing of the Offering (which period may be extended in certain circumstances), enter into any agreement to issue or announce the issuance or proposed issuance of any equity security or equity-linked or related security.

The Company has also agreed to indemnify each of the purchasers against certain losses resulting from its breach of any of its representations, warranties, or covenants under agreements with each of the purchasers, as well as under certain other circumstances described in the Purchase Agreement.

The Offering will close on or before January 24, 2018.  After completion of the Offering, the Company will have 18,280,349 ordinary shares outstanding.

The Offering was effected as a takedown off the Company's shelf registration statement on Form S-3 (File No. 333-213702), which became effective on October 7, 2016, pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

In connection with the Offering, on January 18, 2018, the Company entered into an engagement letter agreement (the "Placement Agent Agreement") with Maxim Group LLC (the "Placement Agent") pursuant to which the Placement Agent agreed to act as the exclusive placement agent on a best efforts basis in the Offering. The Placement Agent will be entitled to a cash fee of 7% of the gross proceeds paid to the Company for the securities the Company sells in this Offering and reimbursement for up to $50,000 of its out-of-pocket expenses incurred, including legal counsel fees.

Additionally, for a period of twelve (12) months from the commencement of sales of this offering, the Placement Agent will have a right of first refusal to act as lead managing underwriter and book runner or minimally as a co-lead manager and co-book runner and/or lead placement agent with an allocation of at least 60% of the securities proposed to be offered, or in the case of a three-handed deal, 40% of such securities, for any and all future public and private equity, equity linked or debt offering of the Company.

The foregoing summaries of the terms of the Purchase Agreement are subject to, and qualified in their entirety by, the Purchase Agreement attached hereto as Exhibit 10.1, which is incorporated herein by reference.

On January 22, 2018, the Company issued a press release announcing the execution of the Purchase Agreement.  A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

RECON TECHNOLOGY, LTD

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer)

Dated: January 23, 2018

EXHIBIT INDEX

10.1	Form of Securities Purchase Agreement, dated January 22, 2018, by and between the Company and the Investors.

99.1	Press Release dated January 22, 2018